THE ASIA TIGERS FUND, INC.

1735 MARKET ST., FLOOR 32

PHILADELPHIA, PA 19103

December 27, 2013

Dear Stockholder:

As you may know, The Asia Tigers Fund, Inc. (the “Fund”) obtained stockholder approval to adopt an “interval” fund structure which requires semi-annual repurchase offers of a percentage of the Fund’s outstanding shares.

In accordance with its “interval” status, the Fund is hereby commencing its repurchase offer for this semi-annual period under which the Fund is offering to repurchase up to 5% of the Fund’s outstanding shares. The offer to repurchase is for cash at a price equal to the Fund’s net asset value (the “NAV”) as of the close of regular trading on the New York Stock Exchange on January 24, 2014, the Repurchase Pricing Date, upon the terms and conditions set forth in the Offer to Repurchase and the related Letter of Transmittal (which together constitute the “Repurchase Offer”). If you are not interested in selling any of your shares at this time, you do not need to do anything.

On November 18, 2013, the Fund announced that the Board approved the elimination of the Fund’s interval structure, subject to stockholder approval. Stockholders have been asked to vote for the elimination of the Fund’s interval structure at a Special Meeting of stockholders to be held on February 3, 2014. As described more fully in the proxy statement filed by the Fund on December 11, 2013 with the Securities and Exchange Commission (“SEC”), in the view of the Board of Directors, the Fund’s interval structure is no longer as effective in achieving its intended purpose of reducing the Fund’s discount and providing liquidity to Stockholders, contributes to the shrinkage of the Fund and increase of the Fund’s relative operating costs, and restricts the ability of the Fund to pursue other methods that may be more effective at addressing the Fund’s discount to NAV. Stockholders are advised to read the proxy statement and other documents relating to the solicitation of proxies by the Fund for additional information. The proxy statement and other documents filed by the Fund are available free of charge at the SEC’s website, http://www.sec.gov. Stockholders can also obtain copies of these documents, free of charge, by contacting Aberdeen Asset Management, Inc., 1735 Market Street, 32nd Floor, Philadelphia, PA 19103, by calling 1-866-839-5205 toll-free or on the Internet at www.aberdeengrr.com.

The deadline for participating in the Repurchase Offer is January 17, 2014, the Repurchase Request Deadline. The NAV of the shares may fluctuate between the January 17, 2014 deadline and January 24, 2014, the pricing date for the Repurchase Offer. The Fund has established a record date of December 20, 2013 for identifying stockholders eligible to receive Repurchase Offer materials. Stockholders who choose to participate in the Repurchase Offer can expect to receive payment for the shares repurchased on or before January 31, 2014. The Fund will charge a repurchase fee on shares that are repurchased for expenses directly related to the Repurchase Offer. The repurchase fee will equal to 2% of the NAV of the shares that are repurchased.

The Fund’s common stock has at times traded at a premium to the Fund’s NAV per share. It may not be in a stockholder’s interest to tender shares in connection with the Repurchase Offer if the Fund’s common stock is trading at a premium. The market price of the Fund’s common stock can and does fluctuate. Accordingly, on the Repurchase Pricing Date, the market price of the Fund’s common stock may be above or below the Fund’s NAV per share.

As of December 20, 2013, the Fund’s NAV per share was $12.67, and 3,789,331 shares were issued and outstanding. The Fund computes its NAV on a daily basis. The Fund’s NAV and the market price of the Fund’s common stock may be obtained by contacting Georgeson Inc., the Fund’s Information Agent, toll free at 1-877-847-1383 or, for banks and brokers, at 212-440-9800.

Neither the Fund, Aberdeen Asset Management Asia Limited, the Fund’s investment manager, nor the Fund’s Board of Directors is making any recommendation to any stockholder whether to tender or refrain from tendering shares in the Repurchase Offer. The Fund and the Board of Directors urge each stockholder to read and evaluate the Repurchase Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer to Repurchase and related materials should be directed to Georgeson Inc. toll free at 1-877-847-1383 or, for banks and brokers, at 212-440-9800.

Sincerely,

Alan R. Goodson

President

THE ASIA TIGERS FUND, INC.